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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5A)*

BAR HARBOR BANKSHARES

(Name of Issuer)
COMMON

(Title of Class of Securities)
066849100

(CUSIP Number)
DECEMBER 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[ X ]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 066849100



1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
SHUFRO, ROSE & CO., LLC     13-5390713



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only

4.
Citizenship or Place of Organization
NY LLC


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power
NONE




6.
Shared Voting Power
NONE




7.
Sole Dispositive Power
237,300




8.
Shared Dispositive Power
NONE



9.
Aggregate Amount Beneficially Owned by Each Reporting Person 237,300



10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11.
Percent of Class Represented by Amount in Row (9)  6.24



12.
Type of Reporting Person (See Instructions)   BD & IA





Securities & Exchange Commission
Washington, D.C. 20549

Schedule 13G Under the Securities
Exchange Act of 1934



Item 1(a).  Name of Issuer:
	BAR HARBOR BANKSHARES

Item 1 (b).  Address of issuer's principal executive offices:
	82 Main Street, P.O. Box 400, Bar Harbor, Maine 04609

Item 2(a).  Name of person filing:  SHUFRO, ROSE & CO., LLC

Item 2(b). Address of principal business office:

	745 Fifth Avenue, Suite 2600, New York, NY 10151

Item 2(c).  Citizenship:  NY LLC

Item 2(D).  Title of class of securities:
		Common

Item 2(e).  CUSIP No.:  066849100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [X] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).
(e) [X] An investment adviser in accordance with rule 240.13d-1(b)(1)(ii)(E);
(b), (c), (d), (f), (g), (h), (i), & (j) Not Applicable.


Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:
237,300

(b) Percent of class:
6.24%

(c )  Number of shares as to which person has:


(i) Sole power to vote or to direct the vote
None.

(ii) Shared power to vote or to direct to vote
None.

(iii) Sole power to dispose or to direct the disposition of
237,300

(iv) Shared power to dispose or to direct the disposition of None.

Item 5.  Ownership of 5 percent or less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6. Ownership of more than 5 percent on behalf of another person.

			Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

			Not applicable.

Item 8. Identification and Classification of Members of the Group.

			Not applicable.

Item 9.  Notice of Dissolution of Group.

			Not applicable.



Item 10.  Certification.
(a)	The following certification shall be included if the statement
	is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						SHUFRO ROSE & CO., LLC

Dated:  March 2, 2011


						___________________________
							Signature

						BY:  Steven J. Glass
				                     Sr. Managing Director


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.